VIEW SYSTEMS, INC.

1550 Caton Center Drive

Suite E

Baltimore, MD 21227

June 29, 2009

Celeste M. Murphy, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:

View Systems, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009

File No. 000-30178

Dear Ms. Murphy:

Thank you for your comment letter dated June 9, 2009.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comment.

Amendment No. 1 to Form 10-K for the period ending December 31, 2008 is submitted simultaneously with this correspondence.

Cover page

1.

We note your disclosure stating that the number of shares of your common stock outstanding as of the latest practicable date is 17,175,222. However, we also note that a Schedule 13D filed by your Chief Executive Officer, Mr. Than on April 1, 2009 calculates his beneficial ownership percentage “based on 30,700,000 shares outstanding as reported in the last available filing with the Securities and Exchange Commission.” Further, you state on page 15 that “[a]s of December 31, 2008, there were 17,175,222 shares of [your] common stock issued and outstanding.” However, a Form 4 filed by Mr. Than on March 31, 2009 indicates that the Company issued him 5,000,000 shares of common stock on that day in exchange for the release of debt owed to him. In your response letter, please explain these discrepancies.

Response:

Mr. Than erred in attributing the calculation of shares outstanding “as reported in the last available filing with the Securities and Exchange Commission.”  He incorrectly used the amount to be announced in the Company’s forthcoming Form 10-Q for the period ended March 31, 2009.  On June 26, 2009, Mr. Gunther Than filed Amendment Number 1 to his March 31, 2009 Schedule 13D to correct this error.

Part II, page 14

Item 5. Market for Common Equity….page 14

2.

On page 16, it appears that your disclosure regarding the 2007 unregistered transactions is based on pre-reserve split amounts and prices. If true, please amend your Form 10-K to present all of your exempt transactions reported in this section on a post- reverse split basis.

Response:

The Staff’s comment is addressed in Amendment No. 1 to Form 10-K for the period ending December 31, 2008.

Item 7. Management’s Discussion and Analysis….page 18

3.

We note the following Company –issued press releases:

•

On November 24, 2008, a press release announced that you had agreed to merge with Wytan, a Golden, Colorado-based electronics manufacturing company that specializes in surface mount and other emerging assembly technologies.

•

On December 26, 2008, a press release announced that “the merger with Wytan is underway.”

•

On January 21, 2009, a press release announced that the Company had invested in Technology Corps, Inc., a veteran-owned service firm, in exchange for a share of ownership in the company.

•

On February 25, 2009, a press release announced that it “acquired an experienced Tier I fiber optic installation company and has several installation contracts in the works.”

Please amend your Form 10-K to include a discussion of the anticipated impact that these known events will have on your future financial condition and results of operations. Also, file the merger and/or acquisition agreements related to these transactions as exhibits to your amended Form 10-K pursuant to Regulation 601(b) of Regulation S-K.

Response:

The January and February 2009 matters are disclosed on page 11 of our Form 10-Q for the period ended March 31, 2009 in the discussions pertaining to Visisys Holding, Plc. and to HC Professional LLC.  There were not any material contracts executed during the calendar year ended December 31, 2008 or to date that pertain to the press releases identified by the Staff.

Pertaining to the November and December 2008 press releases, the Company’s Form 10-K stated on pages 18-19 that:

We have identified a company for acquisitions that manufactures security products and we are negotiating its acquisition. The company also sells internationally, is profitable and can benefit from our net tax asset of $8,301,528.  We are in the initial stages of negotiations for these acquisitions and we have not entered into a definite agreement with either company.

We have revised this statement in Amendment No. 1 to Form 10-K for the period ending December 31, 2008 as follows:

On November 24, 2008 and December 26, 2008, we announced that a merger with Wytan is underway.  Wytan manufactures security products, sells internationally, is profitable, and can benefit from our net tax asset of $8,301,528.  Wytan has since insisted that the Company pay for its audit, advance it additional cash, and commit to supporting. We believe that the acquisition of Wytan would be beneficial to the Company overall and anticipate that the acquisition will occur; however, the progress of the negotiations has been slower than anticipated because the Company will at a minimum need to raise the funds necessary to pay for the audit.  The timing of a capital raise is presently unknown but is a condition precedent to the parties’ execution of a material definitive agreement.

Liquidity and Capital  Resources, page 21

4.

.In the second paragraph of this section, you state, “For year ended December 31, 2008 we received cash from the revenues of $1,148,314… and relied on debt financing of $255,000.” These amounts, however, conflict with your Consolidated Statement of Cash Flows on page 33, which discloses that your net cash used in operating activities was $18,313, funds advanced from stockholder was $93,496, and that you had zero proceeds from the sale of debt. Please reconcile these discrepancies in your amended Form 10-K.

Response:

The Company’s reported revenues of $1,148,314 is correct as shown on the income statement, which is not to be confused with” Net cash used in operating activities” The Company used the indirect method for preparing the statement of cash flows whereby the statement of cash flows begins with net income or loss and not total sales.  Accordingly, there is no direct link between total sales and the statement of cash flows.

We have revised the Liquidity and Capital Resources Discussion to state that,

“Historically, we have relied on revenues, debt financing and sales of our common stock to satisfy our cash requirements. For the year ended December 31, 2008, we received cash from revenues of $1,148,314, proceeds of $20,000 from sales of our common stock, and loans from shareholders of $93,496.  Management .  .  .”

Part III, page 48

Item 10. Directors, Executive Officers…. 48

5.

You disclose that the Company has three directors: Gunther Than, Michael Bagnoli, and Martin Maassen. However, in your Revised Definitive Information Statement on Schedule 14C filed September 19, 2008 you disclosed that there are two additional directors, William D. Smith and Michael Woodford.  Further, we are unable to locate previous disclosure relating to the removal or resignation of Messrs. Smith and Woodford.  In your response letter, please explain this discrepancy.

Response:

Messrs. Smith and Woodford resigned in October 2008. This event should have been disclosed in Form 8-K or Form 10-K.  On June 26, 2009, we filed a belated Form 8-K to separately report this event. We have also noted the departure of these two directors in our Amendment No. 1 to Form 10-K for the period ending December 31, 2008, along with our disclosure of their lack of compensation during the calendar year.

Item 11. Executive Compensation, page 50

Summary Compensation Table, page 50

6.

You state that no officer received compensation for services rendered in any capacity to the Company during the fiscal year ended December 31, 2008.  Yet you disclose in the next paragraph that Mr. Than has employment agreement with the Company that entitles him to receive an annual salary of $100,000 and 50,000 shares of common stock for each month of service. Please clarify this discrepancy in your amended Form 10-K. Additionally, please discuss whether any compensation has accrued to Mr. Than pursuant to his employment agreement, and if so, the total amount owed.

Response:

The statement that no officer received compensation was incorrect and has been removed. Mr. Than accrues an annual salary of $120,000 per year (not $100,000 as was reported) and accrues stock compensation. Mr. Than is paid when cash is available. As of December 31, 2008, the Company owed Mr. Than $26,063 which is reflected in the financial statements as a part of the amount shown on the line of the balance sheet titled Accrued expenses. This amount does not include the stock owed to Mr. Than. We have also inserted a summary compensation table reflecting Mr. Than’s entitlement amount of compensation.

Signature Page, page 54

7.

We note that all of the signatures on this page are dated March 31, 2008, which is one year prior to the date the Form 10-K was actually filed. Please update accordingly in your amended Form 10-K.

Response:

Amendment No. 1 is accurately dated.

The Company acknowledges that:

5.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gunther Than

Gunther Than

Chief Executive Officer